Exhibit 1

Execution Version

STOCK PLEDGE AGREEMENT

This STOCK PLEDGE AGREEMENT (as may be amended, modified, supplemented or restated from time to time, this “Agreement”) is made as of December 15, 2017, by JUNIPER NVM, LLC, a Delaware limited liability company (the “Pledgor”), in favor of STABLE ROAD CAPITAL, LLC, a California limited liability company (the “Secured Party”), and accepted and agreed to by JPMORGAN CHASE FUNDING INC., a Delaware corporation (“JPM”), and IMH FINANCIAL CORPORATION, a Delaware corporation (“IMH”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Loan Agreement, dated as of the date hereof, by and between the Pledgor and the Secured Party (the “Loan Agreement”).

RECITALS

WHEREAS, on the date hereof, the Secured Party has made a loan to the Pledgor in the aggregate principal amount of four million dollars ($4,000,000) (the “Loan”), pursuant to the Loan Agreement; and

WHEREAS, this Agreement is given by the Pledgor in favor of the Secured Party to secure the Secured Obligations (as defined below).

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Definitions.

(a) Unless otherwise specified herein, all references to “Sections” herein are to Sections of this Agreement.

(b) Unless otherwise defined herein, terms used herein that are defined in the UCC shall have the meanings assigned to them in the UCC. However, unless otherwise provided herein, if a term is defined in Article 9 of the UCC differently than in another Article of the UCC, the term has the meaning specified in Article 9.

(c) For purposes of this Agreement, the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble hereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in Los Angeles, California or New York, New York are authorized or required by applicable law to close.

“Collateral” has the meaning set forth in Section 2.

“Default Notice” means a written notice in reasonable detail of each continuing Event of Default and the amount of the outstanding Secured Obligations.

“IMH” has the meaning set forth in the preamble hereto.

“IMH Repayment Period” means the period commencing on the first day of the Standstill Period and ending on the date that is ten (10) Business Days after the Secured Party has given a Default Notice to the Pledgor, JPM and IMH with respect to the applicable Event of Default.

“IMH Right to Repay” has the meaning set forth in Section 12(b).

“Investment Agreement” means that certain Investment Agreement, dated as of April 11, 2017, by and among JPM, JCP Realty Partners, LLC, a Delaware limited liability company, the Pledgor and IMH, as may be amended, modified, supplemented or restated from time to time.

“JPM Acquisition Period” means, the period commencing on (x) the expiration date of the IMH Repayment Period or (y) with respect to any Event of Default subsequent to the Event of Default that commenced the Standstill Period, the date on which the Secured Party has given a Default Notice to the Pledgor, JPM and IMH with respect to such Event of Default (which Default Notice the Secured Party agrees to provide promptly following the declaration of a Loan Default pursuant to the Note with respect to such Event of Default), as applicable (any date described in clause (x) or (y), the “JPM Acquisition Period Commencement Date”), and ending on the date that is ten (10) Business Days after the applicable JPM Acquisition Period Commencement Date; provided that, the JPM Acquisition Period shall be extended by an additional fifteen (15) Business Days following delivery of JPM’s notice of exercise of its JPM Right to Acquire in accordance with Section 12(c)(i).

“JPM Right to Acquire” has the meaning set forth in Section 12(c).

“Lien” means any mortgage, pledge, hypothecation, assignment for security, encumbrance, lien, charge or other security interest.

“Loan” has the meaning set forth in the recitals hereto.

“Loan Agreement” has the meaning set forth in the preamble hereto.

“Loan Default” has the meaning set forth in the Note.

“Loan Documents” means the Loan Documents (as defined in the Loan Agreement) as in effect on the date hereof, as amended, supplemented or otherwise modified in accordance with Section 21.

“Parent” has the meaning set forth in Section 5(f).

“Permitted Liens” means Liens of any Series B-1 Document, Liens of any Loan Document and Liens for taxes not yet delinquent or that otherwise remain payable without penalty, or which are being contested in good faith by appropriate actions.

“Pledged IMH Security” means the shares of Series B-1 Stock held by the Pledgor, the certificates representing the Pledged IMH Security and any securities received by the Pledgor in exchange for or as a dividend or distribution on or otherwise in respect of the Pledged IMH Security.

“Pledgor” has the meaning set forth in the preamble hereto.

“Proceeds” means “proceeds” as such term is defined in Section 9-102(a)(64) of the Uniform Commercial Code as in effect from time to time in the State of California and shall include, without limitation, all dividends or other income from the Pledged IMH Security.

“Secured Obligations” has the meaning set forth in Section 3(b).

“Secured Party” has the meaning set forth in the preamble hereto.

“Series B-1 Documents” means (i) that certain Amended and Restated Certificate of Designation of Series B-1 Cumulative Convertible Preferred Stock and Series B-2 Cumulative Convertible Preferred Stock of IMH dated as of April 11, 2017, as may be amended, modified, supplemented or restated from time to time, (ii) the Bylaws and Articles of Incorporation of IMH as in effect from time to time; (iii) the Investment Agreement; and (iv) that certain Investors’ Rights Agreement, dated as of July 24, 2014, by and among, IMH, the Pledgor, JCP Realty Partners, LLC, a Delaware limited liability company, and JPM, as may be amended, modified, supplemented or restated from time to time.

“Series B-1 Stock” means Series B-1 Cumulative Convertible Preferred Stock, par value $0.01 per share, of IMH.

“Standstill Period” means the period commencing on the date of the occurrence of an Event of Default and ending on the date that is twenty (20) Business Days after the Secured Party has given a Default Notice to the Pledgor, JPM and IMH with respect to such Event of Default, subject to extension by an additional fifteen (15) Business Days as provided in the definition “JPM Acquisition Period”. The Standstill Period is not applicable for any subsequent Event of Default.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of California; provided that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of California, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies.

2. Pledge. The Pledgor hereby pledges and grants to the Secured Party a continuing lien and security interest in and to all of the right, title and interest of the Pledgor in and to the Pledged IMH Security and all Proceeds of the Pledged IMH Security, in each case wherever located and whether now owned or existing or hereafter from time to time acquired or arising (the “Collateral”). IMH confirms that the common stock into which the Series B-1 Stock is convertible does not have unlisted trading privileges on a national securities exchange and is not designated as qualified for trading in the National Market System under a designation plan approved by the Securities and Exchange Commission; and that IMH is not an investment company registered under Section 8 of the Investment Company Act of 1940, as amended.

3. Secured Obligations. The security interest granted herein in the Collateral secures:

(a) punctual payment when due by the Pledgor, whether at scheduled maturity, date set for prepayment, by acceleration or otherwise, of all outstanding principal under the Loan, all accrued and unpaid interest thereon and Lender Costs in respect of the Loan, in each case as required by the Note; and

(b) all other monetary obligations of the Pledgor to the Secured Party under or in respect of the Loan Documents, when and as due, including fees, costs, expenses (including, without limitation, reasonable and documented attorneys’ fees and expenses incurred by the Secured Party in enforcing any rights under any Loan Document), reimbursement obligations, contract causes of action and indemnities, whether primary, secondary, direct or indirect, absolute or contingent, fixed or otherwise (including monetary, interest or other obligations incurred or accruing after the maturity the Loan and interest accruing after the filing of any petition in bankruptcy, or during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether or not a claim for post-filing or post-petition interest or other monetary obligation is allowed or allowable in such proceeding) (all such obligations set forth in this Section 3, whether now or hereafter existing, being herein collectively called the “Secured Obligations”).

4. Perfection of Pledge.

(a) The Pledgor shall, from time to time promptly take all actions as may be reasonably requested by the Secured Party to perfect the security interest of the Secured Party in the Collateral, at the sole cost and expense of the Pledgor.

(b) The Pledgor hereby authorizes the Secured Party at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto as the Secured Party may deem reasonably necessary or desirable to protect, perfect and preserve the security interest granted hereunder in the Collateral.

5. Representations and Warranties. The Pledgor represents and warrants to the Secured Party as follows:

(a) Its principal place of business and chief executive office is located at the address set forth in clause (i) of Section 15.

(b) The security interest granted by it pursuant to this Agreement, upon completion of the filing with the Delaware Division of Corporations of a UCC financing statement naming the Pledgor as debtor and the Secured Party as secured party and describing the Collateral pledged by it hereunder, (i) will constitute a valid fully perfected security interest in such Collateral (except with respect to any Collateral the security interest in which may not be perfected by filing UCC financing statements) in favor of the Secured Party, as collateral security for the Secured Obligations, enforceable in accordance with the terms hereof and (ii) will be prior to all other Liens on such Collateral except for Permitted Liens.

(c) It has taken all actions necessary to establish the Secured Party’s “control” (within the meanings of Sections 8-106 and 9-106 of the UCC) over the Series B-1 Stock pledged hereunder.

(d) The Pledged IMH Security has been duly authorized and validly issued and is fully paid and non-assessable.

(e) It is the record and beneficial owner of, and has good and marketable title to, the Pledged IHM Security, free of any and all Liens except Permitted Liens. Except for Permitted Liens, there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to the Pledged IMH Security Interest.

(f) The sole member of the Pledgor is Juniper Capital Partners, LLC, a Delaware limited liability company (the “Parent”); and the sole members of the Parent are the Guarantors.

6. Dividends and Voting Rights.

(a) Unless an Event of Default shall have occurred and be continuing and the Secured Party shall have declared a Loan Default pursuant to the Note, the Pledgor shall be permitted to receive (subject to the terms of the Note) all cash dividends, distributions or other payments paid or made in respect of the Collateral and to exercise all voting and other rights with respect to the Collateral; provided that without the prior written consent of the Secured Party, no vote shall be cast or right exercised that would result in any violation of any Loan Document.

(b) Subject to Section 12, if an Event of Default shall occur and be continuing and the Secured Party shall have declared a Loan Default pursuant to the Note, all rights of the Pledgor to exercise or refrain from exercising the voting and other consensual rights it would otherwise be entitled to exercise pursuant hereto shall cease and all such rights shall thereupon become vested in the Secured Party who shall thereupon have the right, but shall be under no obligation, to exercise or refrain from exercising such voting and other consensual rights.

7. Further Assurances.

(a) The Pledgor shall, at its own cost and expense, defend the lien and security interest of the Secured Party in the Collateral against the claim of any Person claiming against or through the Pledgor.

(b) The Pledgor agrees that at any time and from time to time, at its expense, it will promptly execute and deliver all further instruments and documents, obtain such agreements from third parties, and take all further action, that the Secured Party may reasonably request, in order to create or maintain the validity, perfection or priority of any security interest granted or purported to be granted hereby or to enable the Secured Party to exercise and enforce its rights and remedies hereunder.

(c) The Pledgor will not, without providing at least 20 days’ prior written notice to the Secured Party, change its legal name, type of organization, jurisdiction of organization, location of its chief executive office or its principal place of business or its organizational identification number. The Pledgor will, prior to any change described in the preceding sentence, take all actions reasonably requested by the Secured Party to maintain the perfection and priority of the Secured Party’s security interest in the Collateral.

8. Transfers and Other Liens. The Pledgor agrees for the benefit of the Secured Party that without the prior written consent of the Secured Party, it will not sell, offer to sell, dispose of, convey, assign or otherwise transfer, grant any option with respect to, or grant, create, permit or suffer to exist any Lien on, any of the Collateral except for Permitted Liens; provided that nothing in this Section 8 shall restrict the redemption of Series B-1 Stock in accordance with the Certificate or the exercise of put rights under the Investment Agreement, if the proceeds thereof are paid to the Secured Party in accordance with the Note, or the conversion of Series B-1 Stock in accordance with the Certificate. The Secured Party agrees that it will deliver promptly the certificates evidencing the Series B-1 Stock pledged hereunder to IMH when and as directed by the Pledgor in order for the Pledgor to exercise redemption, put or conversion rights or receive any redemption, conversion, liquidation or deemed liquidation proceeds (subject to the payment of such proceeds to the Secured Party to the extent required by the Note).

9. Secured Party Appointed Attorney-in-Fact. The Pledgor hereby appoints the Secured Party the Pledgor’s attorney-in-fact, with full authority in the place and stead of the Pledgor and in the name of the Pledgor, from time to time during the continuance of an Event of Default and after the declaration of a Loan Default pursuant to the Note, in the Secured Party’s discretion to take any action and to execute any instrument that the Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend or other distribution in respect of the Collateral or any part thereof and to give full discharge for the same (but the Secured Party shall not be obligated to and shall have no liability to the Pledgor or any third party for failure to do so or take action); provided that the Secured Party shall not be authorized to take any action or to execute any instrument inconsistent with this Agreement, including any action or instrument that would contravene the rights of IMH or JPM hereunder. Such appointment, being coupled with an interest, shall be irrevocable. The Pledgor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

10. Secured Party May Perform. If the Pledgor fails to perform any obligation contained in this Agreement, the Secured Party may itself perform, or cause performance of, such obligation, and the reasonable expenses of the Secured Party incurred in connection therewith shall be payable by the Pledgor; provided that the Secured Party shall not be required to perform or discharge any obligation of the Pledgor.

11. Reasonable Care. The Secured Party shall have no duty with respect to the care and preservation of the Collateral beyond the exercise of reasonable care. The Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which the Secured Party accords its own property, it being understood that the Secured Party shall not have any responsibility for (a) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Collateral, whether or not the Secured Party has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any parties with respect to any Collateral. Until the disposition or sale of any Collateral, nothing set forth in this Agreement, nor the exercise by the Secured Party of any of the rights and remedies hereunder, shall relieve the Pledgor from the performance of any obligation on its part to be performed or observed in respect of such Collateral.

12. Remedies Upon Default.

(a) Notwithstanding anything to the contrary herein or in any other Loan Document, until the expiration of the Standstill Period or the applicable JPM Acquisition Period, as applicable, the Secured Party shall not exercise any right or remedy with respect to the Collateral, the Secured Obligations the Borrower or any Guarantor or any other right or remedy under or with respect to any Loan Document, including, without limitation, the declaration of a Loan Default pursuant to the Note.

(b) If an Event of Default is continuing and the Secured Obligations have not been paid in full, IMH shall have the right, in its sole discretion, during the IMH Repayment Period to pay (x) the case of an Event of Default arising from the failure to pay any Secured Obligation, the amount of such unpaid Secured Obligation; or (y) in the case of any other Event of Default, all outstanding Secured Obligations, in each case on behalf of the Pledgor (the “IMH Right to Repay”). In the event IMH exercises the IMH Right to Repay, or otherwise makes a payment to the Secured Party on account of the Secured Obligations, IMH shall be entitled to offset all amounts owed by it to the Pledgor on account of the Pledged IMH Security against all amounts paid by IMH to the Secured Party in exercising the IMH Right to Repay or to the Secured Party otherwise on account of the Secured Obligations. For the avoidance of doubt, upon the exercise of the IMH Right to Repay described in the immediately preceding clause (x), the applicable Event of Default shall be deemed no longer continuing. The IMH Right to Repay can be exercised only once.

(c) (i) If an Event of Default is continuing and the Secured Obligations have not been paid in full, JPM shall have the right, in its sole discretion, during the applicable JPM Acquisition Period to elect by written notice to the Pledgor, IMH and the Secured Party to acquire the outstanding Secured Obligations and all rights of the Secured Party under each Loan Document for a purchase price equal to the outstanding Secured Obligations (the “JPM Right to Acquire”). If JPM exercises the JPM Right to Acquire, JPM and the Secured Party shall endeavor in good faith to close such acquisition promptly thereafter pursuant to mutually acceptable documentation, but such closing shall take place no later than fifteen (15) Business Days following delivery of JPM’s notice of exercise of its JPM Right to Acquire. Such purchase will be without recourse and without representation or warranty of any kind by the Secured party, except (x) that the Secured Party will represent and warrant as to the amount of outstanding Secured Obligations on the date of the purchase, immediately before giving effect to the purchase, (y) that the Secured Party owns the Secured Obligations free and clear of any Liens, and (z) that the Secured Party has the full right and power to assign the Secured Obligations and such assignment has been duly authorized by all necessary corporate or other appropriate action by the Secured Party. For the avoidance of doubt, and without limiting the other provisions of this Section 12(c), JPM may exercise the JPM Right to Acquire during the IMH Repayment Period if IMH delivers written notice to JPM, the Secured Party and the Pledgor that IMH will not exercise the IMH Right to Repay.

(ii) If JPM acquires the Secured Obligations pursuant to Section 12(c)(i), JPM shall have the right by written notice to the Pledgor to cause the Pledgor to sell all of the Series B-1 Stock held by the Pledgor to JPM for a purchase price equal to the difference between (A) the greater of (x) the Required Redemption Price (as defined in the Certificate, notwithstanding that the Series B-1 Stock is not then redeemable pursuant to Section 8(b) of the Certificate) and (y) the sum of (i) fair market value, as reasonably determined by the Board of Directors of IMH, of the shares of Common Stock (as defined in the Certificate) or other securities into which the shares of Series B-1 Stock held by the Pledgor are then convertible, plus (ii) the amount that would be payable in cash by IMH to the Pledgor if all such shares of Series B-1 Stock were then so converted, minus (B) the outstanding Secured Obligations. Upon such sale all Secured Obligations shall be deemed paid in full.

(d) Following the expiration of the JPM Acquisition Period, if the applicable Event of Default shall be continuing, the Secured Party may, without any other notice to or demand upon the Pledgor, IMH or JPM, assert all rights and remedies of a secured party under the UCC or other applicable law, including, without limitation, the right to take possession of, hold, collect, sell, lease, deliver, grant options to purchase or otherwise retain, liquidate or dispose of all or any portion of the Collateral. The Pledgor agrees that, if notice of sale shall be required by law, at least ten (10) calendar days’ notice to the Pledgor of the time and place of any public sale or the time after which any private sale is to be made shall constitute reasonable notification and that a notice given as provided in Section 15 shall constitute reasonable notice. So long as the sale of the Collateral is made in a commercially reasonable manner, the Secured Party may sell such Collateral on such terms and to such purchaser(s) as the Secured Party in its discretion may choose, without assuming any credit risk and without any obligation to advertise or give notice of any kind other than that necessary under applicable law. Without precluding any other methods of sale, the sale of the Collateral or any portion thereof shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of creditors disposing of similar property. The Secured Party shall not be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing, nor shall it be under any obligation to take any action whatsoever with regard thereto.

(e) If any Event of Default shall have occurred and be continuing, any cash Proceeds received by the Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral may be applied in whole or in part by the Secured Party to the payment of reasonable expenses incurred by the Secured Party in connection with such realization, and the balance of such proceeds shall be applied or set off against all or any part of the Secured Obligations in such order as the Secured Party shall elect. Any surplus of such cash Proceeds held by the Secured Party and remaining after payment in full of all the Secured Obligations shall be paid over to the Pledgor or to whomsoever may be lawfully entitled to receive such surplus.

13. No Waiver and Cumulative Remedies. The Secured Party shall not by any act (except by a written instrument pursuant to Section 14), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder. All rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies provided by law.

14. Amendments. None of the terms or provisions of this Agreement may be amended, modified, supplemented, terminated or waived, and no consent to any departure by the Pledgor therefrom shall be effective unless the same shall be in writing and signed by the Secured Party and the Pledgor, and then such amendment, modification, supplement, waiver or consent shall be effective only in the specific instance and for the specific purpose for which made or given; provided that no amendment to this Agreement shall affect the rights of JPM or IMH hereunder without the consent of JPM or IMH, as the case may be.

15. Notices. Any notice, consent, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be (a) delivered personally to the applicable party to whom the same is directed, or (b) sent by recognized overnight courier service or registered or certified mail, return receipt requested, postage prepaid, addressed as follows.

(i) if to the Pledgor, then to:

Juniper NVM, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Alex Krys and Jay Wolf

(ii) if to the Secured Party, then to:

Stable Road Capital, LLC

1345 Abbot Kinney Rd.

Venice, California 90291

Attn: Edward Freedman

(iii) if to IMH, then to:

IMH Financial Corporation

7001 North Scottsdale Road

Suite 2050

Scottsdale, Arizona 85253

Attn: General Counsel

(iv) if to JPM, then to:

JPMorgan Chase Funding Inc.

270 Park Avenue

New York, NY 10017

Attn: Chad Parson

Any such notice, consent, payment, demand, or communication shall be deemed to be delivered, given and received for all purposes as of (x) the date so delivered, if delivered personally, (y) upon receipt, if sent by courier service, or (z) on the date of receipt or refusal indicated on the return receipt, if sent by registered or certified mail, return receipt requested, postage and charges prepaid and properly addressed.

16. Continuing Security Interest; Assignment. This Agreement shall subject to Section 17, remain in full force and effect until payment in full of the Secured Obligations (other than indemnification and reimbursement obligations for which no claim has been made). This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the other parties hereto (and any attempted assignment or transfer by any party without such consent shall be null and void); provided that this Agreement may be assigned without such prior written consent in connection with an assignment of all rights and obligations of the Lender under the Loan Documents by the Lender (a) to JPM in the event JPM exercises the JPM Right to Acquire pursuant to Section 12(c), and (b) to any wholly-owned subsidiary of the Lender. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any person (other than the parties hereto, and their respective successors and assigns permitted hereby) any legal or equitable right, remedy or claim under or by reason of this Agreement.

17. Termination; Release. On the date on which the Loan and all other Secured Obligations (other than indemnification and reimbursement obligations for which no claim has been made) have been paid in full, the Secured Party will, at the request and sole expense of the Pledgor, (a) duly assign, transfer and deliver to or at the direction of the Pledgor (without recourse and without any representation or warranty) such of the Collateral as may then remain in the possession of the Secured Party, and (b) execute and deliver to the Pledgor such instrument or instruments as they may reasonably request acknowledging the satisfaction and termination of this Agreement and the release of the security interest in the Collateral.

18. Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California, without regard to conflicts of laws principles.

19. Waiver of Jury Trial. EACH PARTY HEREBY KNOWINGLY AND VOLUNTARILY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT. EACH PARTY ACKNOWLEDGES THAT THIS WAIVER MAY DEPRIVE IT OF AN IMPORTANT RIGHT AND THAT SUCH WAIVER HAS KNOWINGLY AND VOLUNTARILY BEEN AGREED TO BY SUCH PARTY.

20. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement. This Agreement and the other Loan Documents constitute the entire agreement between the Pledgor and the Secured Party with respect to the subject matter hereof and thereof, and this Agreement constitutes the entire agreement among all of the parties hereto with respect to the subject matter hereof, and supersedes all previous agreements and understandings, oral or written, with respect thereto.

21. Amendments to Loan Documents. Neither the Pledgor nor the Secured Party shall enter into any amendment, modification, restatement or supplement of any Loan Document, or enter into any additional Loan Document, without (i) providing three (3) Business Days’ prior written notice to JPM and IMH of such amendment, modification, restatement, supplement or additional Loan Document, together with an execution version thereof and (ii) JPM’s prior written consent to any such amendment, modification, restatement, supplement or additional Loan Document that would reasonably be expected to adversely affect any of Pledgor’s rights or privileges with respect to IMH, the Pledged IMH Security or the Series B-1 Documents. Any such amendment, modification, restatement, supplement or additional Loan Document entered into in violation of this Section 21 shall not be enforceable against a party whose consent is required but not sought prior thereto.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

JUNIPER CAPITAL PARTNERS, LLC

By:	/s/ Alex Krys
Name: Alex Krys
Title: Authorized Person

JUNIPER NVM, LLC

By:	/s/ Alex Krys
Name: Alex Krys
Title: Authorized Person

STABLE ROAD CAPITAL, LLC

By:	/s/ Edward Freedman
Name: Edward Freedman
Title: Manager

AGREED TO AND ACCEPTED by:

JPMORGAN CHASE FUNDING INC.

By:	/s/ Chad S. Parson
Name: Chad S. Parson
Title: Managing Director

IMH FINANCIAL CORPORATION

By:	/s/ Lawrence D. Bain
Name: Lawrence D. Bain
Title: Chairman and CEO